August 2015

Preliminary Terms No. 440

Registration Statement No. 333-199966

Dated August 11, 2015

Filed pursuant to Rule 433

Floating Rate Notes due August 31, 2030

6-Month USD LIBOR and S&P 500® Index Range Accrual Notes

As further described below, subject to our redemption right, interest will accrue quarterly on the notes at a variable rate equal to the applicable per annum interest factor (of (i) 6.00% per annum for years 1-5, (ii) 7.00% per annum for years 6-10 and (iii) 10.00% per annum for years 11-15) for each day that (a) 6-Month USD LIBOR is within the applicable LIBOR reference rate range (i.e., greater than or equal to 0.00% and less than or equal to 5.00%) and (b) the closing level of the S&P 500® Index is greater than or equal to the index reference level.

We, JPMorgan Chase & Co., have the right to redeem the notes on any quarterly redemption date beginning August 31, 2020. All payments on the notes, including the repayment of principal, are subject to the credit risk of JPMorgan Chase & Co.

SUMMARY TERMS
Issuer:		JPMorgan Chase & Co.
Aggregate principal amount:		$ .We may increase the aggregate principal amount prior to the original issue date but are not required to do so.
Stated principal amount:		$1,000 per note
Issue price:		$1,000 per note (see “Commissions and Issue Price” below)
Pricing date:		August , 2015 (expected to price on or about August 26, 2015)
Original issue date (settlement date):		August , 2015 (3 business days after the pricing date)
Interest accrual date:		August 31, 2015
Maturity date:		August 31, 2030, provided that if such day is not a business day, any payment at maturity will be made on the following business day unless the stated maturity date is the last day of the calendar month, then the maturity date will be the immediately preceding business day. No adjustment will be made to any interest payment because of a non-business day.
Interest:

Original issue date to but excluding the maturity date:

(x) the applicable per annum interest factor times (y) N/ACT; where

“N” = the aggregate number of calendar days in the applicable interest payment period for which (i) the LIBOR reference rate on the corresponding accrual determination date is within the LIBOR reference rate range and (ii) the index closing value on the corresponding accrual determination date is greater than or equal to the index reference level; and

“ACT” = the total number of calendar days in the applicable interest payment period.

If on the accrual determination date corresponding to any calendar day the LIBOR reference rate is not within the LIBOR reference rate range or the index closing value is less than the index reference level, interest will accrue at a rate of 0.00% per annum for that day.

Interest factor:

6.00% per annum, from and including the original issue date to but excluding August 31, 2020;

7.00% per annum, from and including August 31, 2020, to but excluding August 31, 2025, and

10.00% per annum, from and including August 31, 2025 to but excluding the maturity date.

Interest payment period:		Quarterly (the period beginning on and including the original issue date of the notes and ending on but excluding the first interest payment date and each successive period beginning on and including an interest payment date and ending on but excluding the next succeeding interest payment date).
Interest payment dates:		The last calendar day of each February, May, August and November, beginning on November 30, 2015; provided that if any such day is not a business day, that interest payment will be made on the following business day unless such scheduled interest payment date is the last day of the calendar month, then the interest payment date will be the immediately preceding business day. No adjustment will be made to any interest payment because of a non-business day.
Day-count convention:		30/360
Redemption percentage:		With respect to a redemption date, if any, 100%
Redemption:		Beginning August 31, 2020, we have the right to redeem all of these notes on any quarterly redemption date and pay to you 100% of the stated principal amount per note plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least 5 business days before the redemption date specified in the notice.
Redemption date:		Each interest payment date beginning on August 31, 2020
LIBOR reference rate:		6-month USD LIBOR. Please see “Additional Provisions” beginning on page 2 below.
LIBOR reference rate range:		Greater than or equal to 0.00% and less than or equal to 5.00%.
LIBOR reference rate cutoff:		For any interest payment period, the LIBOR reference rate for any day from and including the fifth scheduled business day prior to the related interest payment date shall be the LIBOR reference rate as in effect for the trading day immediately preceding such fifth scheduled business day. Please see “Additional Provisions” beginning on page 2 below.
Index:		The S&P 500® Index. Please see “Additional Provisions” beginning on page 2 below.
Index closing value:		The daily closing value of the Index. Please see “Additional Provisions” beginning on page 2 below.
Index reference level:		75% of the index closing value on the Pricing Date.
Index cutoff:		For any interest payment period, the index closing value for any day from and including the sixth scheduled business day prior to but excluding the related interest payment date shall be the index closing value for the trading day immediately preceding such sixth scheduled business day. Please see “Additional Provisions” beginning on page 2 below.
Specified currency:		U.S. dollars
Calculation agent:		J.P. Morgan Securities LLC (“JPMS”)
Listing:		The notes will not be listed on any securities exchange.
Denominations:		$1,000 / $1,000
CUSIP / ISIN:		48125UUN0 / US48125UUN08
Book-entry or certificated note:		Book-entry
Business day:		New York
Agent:		JPMS
Commissions and issue price:	Price to Public(1)	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$30.00(2)	$965.00
		$$5.00(3)	$
Total	$	$	$
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on PS-34 of the accompanying product supplement no. 1a-1.
(2)	JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission and will use $30.00 per $1,000 stated principal amount note of that commission to allow selling concessions to Morgan Stanley Wealth Management (“MSWM”) that will depend on market conditions on the pricing date. In no event will the commission received by JPMS and the selling concessions to be allowed to MSWM exceed $30.00 per $1,000 stated principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-60 of the accompanying product supplement no. 1a-1.
(3)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $5.00 per $1,000 stated principal amount note.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $925.00 per $1,000 stated principal amount note. JPMS’s estimated value of the notes on the pricing date will be provided by JPMS in the pricing supplement and will not be less than $900.00 per $1,000 stated principal amount notes. See “Additional Information About the Notes — JPMS’s Estimated Value of the Notes” in this document for additional information.
Investing in the notes involves a number of risks. See “Risk Factors” on page US-2 of the accompanying underlying supplement no. 1a-I, “Risk Factors” on page PS-18 of the accompanying product supplement no. 1a-1 and “Risk Factors” beginning on page 7 of these preliminary terms.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying underlying supplement, product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, and are not obligations of, or guaranteed by, a bank.

You should read this document together with the related underlying supplement no. 1a-i, product supplement no. 1a-1, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Underlying supplement no. 1a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008410/e61337_424b2.pdf

Product supplement no. 1a-1: http://www.sec.gov/Archives/edgar/data/19617/000089109214008402/e61380_424b2.htm

Prospectus supplement and prospectus dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.

Floating Rate Notes due August 31, 2030

The Notes

The notes offered are senior unsecured obligations of JPMorgan Chase & Co. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities,” the accompanying prospectus supplement called “Description of Notes” and the accompanying product supplement no. 1a-1 called “Description of Notes,” subject to and as modified by the provisions described above. All payments on the notes are subject to the credit risk of JPMorgan Chase & Co.

Additional Provisions

LIBOR Reference Rate

For each accrual determination date, the LIBOR reference rate refers to the London Interbank Offered Rate for deposits in U.S. dollars with a Designated Maturity of six months that appears on Reuters page “LIBOR01” under the heading “6Mo” (or any successor page) at approximately 11:00 a.m., London time, on such accrual determination date, as determined by the calculation agent. If on such accrual determination date, 6-month USD LIBOR cannot be determined by reference to Reuters page “LIBOR01” (or any successor page), then the calculation agent will determine 6-month USD LIBOR in accordance with the procedures set forth in the accompanying product supplement no. 1a-1 under “Description of Notes – Interest – The Underlying Rates – LIBOR Rate.”

Index Closing Value

For each accrual determination date, the official closing level of the S&P 500® Index (the “Index”) published following the regular official weekday close of trading for the S&P 500® Index on Bloomberg Professional® Service page “SPX Index HP” on such accrual determination date. If a market disruption event exists with respect to the S&P 500® Index on any accrual determination date, the index closing value on the immediately preceding accrual determination date for which no market disruption event occurs or is continuing will be the index closing value for such disrupted accrual determination date (and will also be the index closing value for the originally scheduled accrual determination date). In certain circumstances, the index closing value will be based on the alternative calculation of the S&P 500® Index as described under “General Terms of Notes — Discontinuation of an Equity Index; Alteration of Method of Calculation” in the accompanying product supplement no. 1a-1.

Accrual Determination Date

For each calendar day, the second trading day prior to such calendar day; provided that for the period commencing on the sixth scheduled business day prior to but excluding each interest payment date, the accrual determination date will be the first trading day that immediately precedes such period. For purposes of product supplement no. 1a-1, an accrual determination date is a LIBOR determination date and an index determination date.

Trading Day

A day, as determined by the calculation agent, on which (a) trading is generally conducted on (i) the relevant exchanges for securities underlying the S&P 500® Index or the relevant successor index, if applicable, and (ii) the exchanges on which futures or options contracts related to the S&P 500® Index or the relevant successor index, if applicable, are traded, other than a day on which trading on such relevant exchange or exchange on which such futures or options contracts are traded is scheduled to close prior to its regular weekday closing time, and (b) commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London.

Business Day

Any day other than a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

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Hypothetical Examples

The table below presents examples of the hypothetical interest rate that would accrue on the notes based on the total number of calendar days in an interest payment period on which the LIBOR reference rate is within the applicable LIBOR reference rate range and the index closing value is greater than or equal to the index reference level. The table reflects that the interest payment period contains 90 calendar days and assumes an interest rate of 6.00% per annum, which is the applicable per annum interest factor for years 1-5.

The example below is for purposes of illustration only and would provide different results if different assumptions were made. The actual quarterly interest rate and payments will depend on the actual interest payment period, index closing value and LIBOR reference rate on each day.

N	Hypothetical Interest Rate
0	0.00%
10	0.67%
20	1.33%
25	1.67%
35	2.33%
50	3.33%
75	5.00%
90	6.00%

Historical Information

LIBOR Reference Rate

The following graph sets forth the weekly LIBOR reference rate for the period from January 8, 2010 to August 7, 2015. The LIBOR reference rate on August 10, 2015 was 0.51970%. The historical performance of the LIBOR reference rate should not be taken as an indication of its future performance. We cannot give you any assurance that the LIBOR reference rate will be within the applicable LIBOR reference rate range on any day of any interest payment period. We obtained the information in the graph below, without independent verification, from Bloomberg Financial Markets, which closely parallels but is not necessarily exactly the same as the Reuters Page price sources used to determine the LIBOR reference rate.

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Total number of days in historical period, beginning on January 8, 2010	1,411
Number of days on or after January 8, 2010 that the LIBOR reference rate was greater than or equal to 0.00% and less than or equal to 5.00%*	1,411
Number of days on or after January 8, 2010 that the LIBOR reference rate was less than 0.00% or greater than 5.00%*	0

The historical performance shown above is not indicative of future performance. The LIBOR reference rate may in the future be less than 0.00% or greater than 5.00%* for extended periods of time. You will not receive interest for any day that the LIBOR reference rate is less than 0.00% or greater than 5.00%.

Moreover, even if the LIBOR reference rate is greater than or equal to 0.00% and less than or equal to 5.00%, if the index closing value is less than the index reference level on that day, you will not receive any interest for that day.

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Information about the Underlying Index

The S&P 500® Index.

The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information on the S&P 500® Index, see the information set forth under “Equity Index Descriptions — The S&P 500® Index” in the accompanying underlying supplement no. 1a-I.

Historical Information

The following table sets forth the published high and low Index closing values, as well as end-of-quarter index closing values, for each quarter in the period from January 8, 2010 through August 7, 2015. The graph following the table sets forth the weekly closing values of the Index for the period from January 8, 2010 through August 7, 2015. The closing value of the index on August 10, 2015 was 2,104.18. The historical values of the S&P 500® Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the Index on any calendar day during the term of the notes. The payment of dividends on the stocks that constitute the Index are not reflected in its level and, therefore, have no effect on the calculation of the payment of interest. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.

SPX Index	High	Low	Period End
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter	1,217.28	1,030.71	1,030.71
Third Quarter	1,148.67	1,022.58	1,141.20
Fourth Quarter	1,259.78	1,137.03	1,257.64
2011
First Quarter	1,343.01	1,256.88	1,325.83
Second Quarter	1,363.61	1,265.42	1,320.64
Third Quarter	1,353.22	1,119.46	1,131.42
Fourth Quarter	1,285.09	1,099.23	1,257.60
2012
First Quarter	1,416.51	1,277.06	1,408.47
Second Quarter	1,419.04	1,278.04	1,362.16
Third Quarter	1,465.77	1,334.76	1,440.67
Fourth Quarter	1,461.40	1,353.33	1,426.19
2013
First Quarter	1,569.19	1,457.15	1,569.19
Second Quarter	1,669.16	1,541.61	1,606.28
Third Quarter	1,725.52	1,614.08	1,681.55
Fourth Quarter	1,848.36	1,655.45	1,848.36
2014
First Quarter	1,878.04	1,741.89	1,872.34
Second Quarter	1,962.87	1,815.69	1,960.23
Third Quarter	2,011.36	1,909.57	1,972.29
Fourth Quarter	2,090.57	1,862.49	2,058.90
2015
First Quarter	2,117.39	1,992.67	2,067.89
Second Quarter	2,130.82	2,057.64	2,063.11
Third Quarter	2,128.28	2,046.68	2,104.18

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The S&P 500 Index
Index Level
2,500
2,000
1,500
1,000
500
0
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Source: Bloomberg

**The black line in the graph indicates a hypothetical index reference level of 1,578.1350 (75% of the S&P 500® Index Closing Level on August 10, 2015 of 2,104.18)

Total number of days in the historical period, beginning on January 8, 2010	1,406
Number of days on or after January 8, 2010 that the index was greater than or equal to the hypothetical index reference level above	582
Number of days on or after January 8, 2010 that the index was less than the hypothetical index reference level above	824

The historical performance shown above is not indicative of future performance. The index reference level will be set on the pricing date and could be higher than the hypothetical index reference level above. The index closing value may in the future be less than the index reference level for extended periods of time. You will not receive interest for any day that the index closing value is less than the index reference level.

Moreover, even if the index closing value is greater than or equal to the index reference level on any day, if the LIBOR reference rate is less than 0.00% or greater than 5.00%, you will not receive any interest for that day.

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Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1a-I and “Risk Factors” beginning on page PS-18 of the accompanying product supplement no. 1a-1. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

▪	The notes are not ordinary debt securities; the interest rate on the notes is not fixed but is variable. The rate of interest paid by us on the notes for each interest payment period is not fixed, but will vary depending on the daily fluctuations in the LIBOR reference rate and the index closing value. Consequently, the return on the notes may be less than those otherwise payable on debt issued by us with similar maturities. Although the variable interest rate on the notes is determined, in part, by reference to the LIBOR reference rate and the index closing value, the interest rate on the notes does not track the LIBOR reference rate or the Index. You should consider, among other things, the overall annual percentage rate of interest to maturity as compared to other equivalent investment alternatives.
▪	The interest rate on the notes is limited to the applicable per annum interest factor during any interest payment period. The interest rate will be limited to the applicable per annum interest factor during any interest payment period. Interest during any interest payment period will accrue at a rate per annum equal to the product of (1) the applicable per annum interest factor during any interest payment period and (2) the accrual determination dates divided by the number of days in such interest payment period. As a result, the interest rate for any interest payment period will never exceed the applicable per annum interest factor.
▪	The interest rate on the notes is based on 6-month USD LIBOR and the index closing value, which may result in an interest rate of zero. Although the maximum rate is equal to the applicable per annum interest factor, for every calendar day during any interest payment period that is not an accrual determination date, the interest rate for that interest payment period will be reduced. We cannot predict the factors that may result in interest not accruing on any accrual determination date. The amount of interest you accrue on the notes in any interest payment period may decrease even if the applicable LIBOR reference rate decreases or the index closing value increases. If no calendar day during any interest payment period is an accrual determination date, the interest rate for such period would be zero. In that event, you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.
▪	The notes are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes. The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
▪	Potential conflicts — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities as well as modeling and structuring the economic terms of the notes, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. JPMorgan Chase Bank, National Association, an affiliate of the issuer, may be one of the banks polled by the British Banking Association in their daily determination of the LIBOR reference rate. JPMorgan Chase Bank, National Association’s participation in this poll may affect the LIBOR reference rate. Please refer to “Risk Factors” in the accompanying product supplement for additional information about these risks.
▪	The LIBOR reference rate and the index closing value used to determine whether any calendar day is an accrual determination date will not be the LIBOR reference rate and the index closing value on such calendar day. The LIBOR reference rate and the index closing value used to determine whether a calendar day is an accrual determination date are determined on the second trading day prior to such calendar day, except during the period immediately preceding an interest payment date. Because the LIBOR reference rate and the index closing value during the period commencing on the sixth scheduled business day prior to but excluding each interest payment date
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will be the LIBOR reference rate and index closing value for the first trading day that precedes such period, if the LIBOR reference rate on such first trading day is not within the applicable LIBOR reference rate range or the index closing value on such first trading day is not at or above the index reference level, you will not receive any interest in respect of the calendar days in the applicable period even if the LIBOR reference rate as actually calculated on any of those days were to be within the applicable LIBOR reference rate range and the index closing value as actually calculated on those days were to be at or above the index reference level.

▪	Economic interests of the calculation agent and other affiliates of the issuer may be different from those of investors. We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index and one of the contributing banks that report interbank offered rates to the British Bankers’ Association in connection with the setting of USD LIBOR rates. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of the S&P 500® Index, the level of 6-month USD LIBOR and the value of the notes.
▪	Early redemption risk. The issuer retains the option to redeem the notes on any quarterly redemption date, beginning on August 31, 2020. It is more likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments of the issuer of a comparable maturity, terms and credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower rate environment.
▪	JPMS’s estimated value of the notes will be lower than the issue price (price to public) of the notes. JPMS’s estimated value is only an estimate using several factors. The issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the issue price of the notes. These costs include the selling commissions, the structuring fee, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “Additional Information About the Notes — JPMS’s Estimated Value of the Notes” in this document.
▪	JPMS’s estimated value does not represent future values of the notes and may differ from others’ estimates. JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models. This estimated value is based on market conditions and other relevant factors existing at the time of pricing and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “Additional Information About the Notes — JPMS’s Estimated Value of the Notes” in this document.
▪	JPMS’s estimated value is not determined by reference to credit spreads for our conventional fixed-rate debt. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “Additional Information About the Notes — JPMS’s Estimated Value of the Notes” in this document.
▪	The value of the notes as published by JPMS (and which may be reflected on customer account statements) may be higher than JPMS’s then-current estimated value of the notes for a limited time period. We generally expect that some of the costs included in the issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Additional Information About the Notes — Secondary Market Prices of the Notes” in this document for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
▪	Secondary market prices of the notes will likely be lower than the issue price of the notes. Any secondary market prices of the notes will likely be lower than the issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and the structuring fee and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to
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be lower than the issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk factor for information about additional factors that will impact any secondary market prices of the notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Secondary trading may be limited” below.

▪	Secondary market prices of the notes will be impacted by many economic and market factors. The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, the structuring fee, projected hedging profits, if any, estimated hedging costs and the level of the index and the LIBOR reference rate, including:
o	any actual or potential change in our creditworthiness or credit spreads,
o	customary bid-ask spreads for similarly sized trades,
o	secondary market credit spreads for structured debt issuances,
o	the actual and expected volatility of the index and the LIBOR reference rate,
o	the dividend rates on the equity securities included in the index,
o	interest and yield rates in the market,
o	time remaining until the notes mature, and
o	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market

▪	These notes may be riskier than notes with a shorter term. By purchasing a note with a longer term, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter term. Specifically, you may be negatively affected if certain interest rate scenarios occur. Generally, if the prevailing interest rate begins to rise, the market value of your notes may decline because the yield to maturity on the notes may be less than the interest rate on a note issued at such time. For example, if the yield to maturity on the notes at such time was equivalent to the applicable per annum interest factor, but a debt security issued in the then current market could yield a higher per annum interest rate, your note may be less valuable if you tried to sell your note in the secondary market.
▪	6-month USD LIBOR and the index closing value may be volatile. 6-month USD LIBOR is subject to volatility due to a variety of factors affecting interest rates generally and the rates of U.S. Treasury securities specifically, including:

▪  sentiment regarding underlying strength in the U.S. and global economies;

▪  expectation regarding the level of price inflation;

▪  sentiment regarding credit quality in U.S. and global credit markets;

▪  central bank policy regarding interest rates; and

▪  performance of capital markets.

Recently, the S&P 500® Index has experienced significant volatility. Increases in 6-month USD LIBOR or decreases in the index closing value could result in a calendar day not being an accrual determination date and thus in the reduction of interest payable on notes.

▪	Whether a calendar day is an accrual determination date will depend on a number of factors, which may result in an interest rate of zero. The amount of interest, if any, payable on the notes will depend on a number of factors that can affect the LIBOR reference rate and the index closing value including, but not limited to:

▪  changes in, or perceptions about, future LIBOR reference rates and index closing values;

▪  general economic conditions;

▪  prevailing interest rates;

▪  the dividend rates on the equity securities underlying the S&P 500® Index; and

▪  the policy of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative impact on the amount of interest, if any, payable on the notes. In addition, these and other factors may have a negative impact on the value of your notes in the secondary market.

▪	No dividend payments or voting rights. As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities included in the S&P 500® Index would have.
▪	Secondary trading may be limited. The notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. JPMS may act as a market maker for the notes, but is not required to do so. Because
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we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

▪	JPMS and its affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the notes. Any such research, opinions, or recommendations could affect the market value of the notes. JPMS and its affiliates publish research from time to time on movements in interest rates, the financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes.
▪	The terms and valuation of the notes will be provided in the pricing supplement. The final terms of the notes will be provided in the pricing supplement. In particular, JPMS’s estimated value will be provided in the pricing supplement and may be as low as the minimum set forth on the cover of this document. Accordingly, you should consider your potential investment in the notes based on the minimum for JPMS’s estimated value.

Additional Information About the Notes

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this document is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Risk Factors — JPMS’s estimated value is not determined by reference to credit spreads for our conventional fixed-rate debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Risk Factors — JPMS’s estimated value does not represent future values of the notes and may differ from others’ estimates.”

JPMS’s estimated value of the notes will be lower than the issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the structuring fee, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Risk Factors — JPMS’s estimated value of the notes will be lower than the issue price (price to public) of the notes” in this document.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Secondary market prices of the notes will be impacted by many economic and market factors” in this document. In addition, we generally expect that some of the costs included in the issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Risk Factors — The value of the notes as published by JPMS (and which may be reflected on customer account statements) may be higher than JPMS’s then-current estimated value of the notes for a limited time period.”

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Supplemental Plan of Distribution

Subject to regulatory constraints, JPMS intends to use its reasonable efforts to offer to purchase the notes in the secondary market, but is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to Morgan Stanley Wealth Management. In addition, Morgan Stanley Wealth Management will receive a structuring fee as set forth on the cover of this document per $1,000 stated principal amount note. See “Use of Proceeds and Hedging” on page PS-34 of the accompanying product supplement no. 1a-1.

Tax Considerations

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1a-1. Subject to the limitations described therein, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to accrue and recognize original issue discount (“OID”) as interest income in each year at the “comparable yield,” as determined by us, even though the actual interest payments made with respect to the notes during a taxable year may differ from the amount of OID that must be accrued during that taxable year. In addition, solely for purposes of determining the amount of OID that you will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. You will be required to make adjustments to the amount of OID you must recognize each taxable year to reflect the difference, if any, between the actual amount of interest payments made and the projected amount of the interest payments (as reflected in the projected payment schedule). Under the forgoing rules, you will not be required to separately include in income the interest payments you receive with respect to the notes. To obtain the comparable yield and the projected payment schedule in respect of the notes, contact a certified financial analyst at the Global Securities Group desk at (800) 576-3529. Generally, amounts received at maturity or earlier sale or disposition in excess of your tax basis, if any, will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous interest inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.

Sections 1471-1474 of the Internal Revenue Code and the Treasury Regulations thereunder (“FATCA”) impose withholding taxes on certain types of payments made to “foreign financial institutions,” as specially defined under FATCA, and certain other non-U.S. entities. FATCA imposes a 30% withholding tax on payments of interest on, and gross proceeds from the sale or other disposition of, the notes paid to a foreign financial institution unless the foreign financial institution is deemed to be compliant with FATCA or enters into an agreement with the IRS to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, FATCA imposes a 30% withholding tax on the same types of payments to a non-financial foreign entity of a certain type unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information to the IRS or to the withholding agent regarding each substantial U.S. owner. These rules currently apply to interest (including original issue discount) payments. However, these rules will not apply to payments of gross proceeds from the sale or other disposition of instruments such as the notes on or before December 31, 2016. Prospective investors should consult their tax advisers regarding the application of FATCA to the acquisition, ownership or disposition of the notes.

Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments.

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Where You Can Find More Information

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this document together with the prospectus dated November 7, 2014, as supplemented by the prospectus supplement dated November 7, 2014 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1a-1 dated November 7, 2014 and underlying supplement no. 1a-I dated November 7, 2014.

This document, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying underlying supplement no. 1a-I and in the accompanying product supplement no.1a-1. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

• Underlying supplement no. 1a-I dated November 7, 2014:

http://www.sec.gov/Archives/edgar/data/19617/000089109214008410/e61337_424b2.pdf

• Product supplement no. 1a-1

http://www.sec.gov/Archives/edgar/data/19617/000089109214008402/e61380_424b2.htm

• Prospectus supplement and prospectus dated November 7, 2014:

http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.

As used in this document, the “Company,” “we,” “us,” and “our” refer to JPMorgan Chase & Co.

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